                                  Exhibit 99.2

                                OPTION AGREEMENT


     This is an Option Agreement (the "Agreement") dated as of February 24, 1994, between Libsab Bancorp, Inc., a Kentucky corporation ("Bancorp"), and Peoples First Corporation, a Kentucky corporation (the "Company").

                                    RECITALS

     1. Bancorp has authorized but unissued 114,663 shares (including 14,663 shares previously acquired as treasury shares) (the "Shares") of common stock, without par value per share (the "Common Stock");

     2.  Bancorp has 85,337 shares of Common Stock issued and outstanding; and

     3. To induce the Company to enter into an Affiliation Agreement dated February 24, 1994 (the "Definitive Agreement") providing for the merger of Bancorp into a wholly owned subsidiary of Company (the "Merger"), Bancorp has agreed to grant to the Company an option to purchase 21,334 authorized but unissued Shares upon the terms and subject to the conditions set forth herein.

                                    ARTICLE I

     1.1 OPTION TO PURCHASE SHARES. Bancorp hereby grants to the Company an irrevocable option (the "Option") to purchase 21,334 authorized but unissued Shares.

     1.2 PAYMENT OF PURCHASE PRICE. The purchase price per Share (the "Purchase Price") on the exercise of the Option shall be $327.52 per Share payable in cash. The Company shall pay the Purchase Price to Bancorp at the Closing upon the exercise of the Option by the Company.

     1.3 EXERCISE OF OPTION. The Option may be exercised by the Company in whole (but not in part) at any time upon and after (but only upon and after) a Purchase Event (as defined below) and prior to the Termination Date provided for herein. If the Company wishes to exercise the Option, the Company shall send a written notice to Bancorp specifying the place, date and time (but not earlier than five business days and not later than ninety business days from the date such notice is given) for the closing of such purchase (the "Closing"). As used herein, "Purchase Event" shall mean, other than in connection with the transactions contemplated by the Definitive Agreement or other than in connection with a transaction to which the Company has given its prior consent,
(i) the filing by Bancorp, the Bank or any other Person (as defined below) of an application or notice with any other federal or state regulatory agency in which it is proposed that any Person engage in a Third Party Sale (as defined in Section 6.12 of the Definitive Agreement); (ii) the entering into by any Person of a Third Party Sale; or (iii) the making, by public announcement or written communication, of a bona fide proposal by any Person to engage in a Third Party Sale. As used in this paragraph, the term "Person" shall include any individual, firm, partnership, corporation or other organization.

     1.4 TERMINATION OF OPTION. Unless exercised before such time, this Option shall terminate (the "Termination Date") upon the earlier of (a) the consummation of the Merger contemplated in the Definitive Agreement, (b) the termination of the Definitive Agreement in accordance with the terms thereof, unless Bancorp or Liberty Bank & Trust Company (the "Bank"), a wholly owned subsidiary of

Bancorp, has materially breached any of the covenants, representations, or warranties made by either of them in the Definitive Agreement, (c) thirty days after the date of any meeting of the Bancorp's shareholders at which a vote to approve the Merger is held and the Merger is not approved by the vote required by applicable law, or (d) October 31, 1994.

     1.5 ANTI-DILUTION ADJUSTMENT. If Bancorp institutes any change in the Common Stock by reason of stock dividends, stock splits, mergers, recapitalization, combinations, conversions, exchanges of shares or the like, the number and kind of Shares subject to this Agreement and the price to be paid for such Shares shall be appropriately adjusted to reflect such changes made in the Common Stock.

     1.6 CLOSING DELIVERIES BY SHAREHOLDER. At the Closing, Bancorp shall deliver to the Company certificates representing the number of Shares being issued in the name of the Company.

     1.7 CLOSING DELIVERIES BY THE COMPANY. At the Closing, the Company shall deliver to Bancorp a certified or cashier's check in an amount equal to the Purchase Price.

     1.8 CONDITIONS TO CLOSING. The respective obligations of each party to effect the Closing shall be subject to the following conditions: (a) all appropriate Federal and State regulatory approvals shall have been obtained and any waiting period (and any extension thereof) applicable to the consummation of the purchase of the Shares under federal and state laws and regulations applicable to financial institutions shall have expired; and (b) no preliminary or permanent injunction or other order by any federal or state court of competent jurisdiction that makes illegal or otherwise prevents consummation of the purchase of the Shares shall have been issued and shall remain in effect.

                                   ARTICLE II

     2.1 INCONSISTENT ACTION. During the term of the Agreement, Bancorp will not (a) issue, grant any option with respect to, sell, transfer, pledge, hypothecate or otherwise dispose of or encumber the Shares or make any agreement or commitment to do any of the foregoing, other than upon exercise of the Option, or (b) take any action that would have the effect of preventing or disabling Bancorp from fully performing Bancorp's obligations under this Agreement.

                                   ARTICLE III

     3.1 BANCORP REPRESENTATIONS. Bancorp represents and warrants that upon exercise of the Option, the Company will receive good, valid and marketable title to the Shares, free and clear of all liabilities, claims, liens, options, proxies, charges and encumbrances of any kind whatsoever and when issued such Shares will be duly authorized, validly issued, fully paid and nonassessable. Bancorp represents and warrants that (a) it has full power and authority to enter into this Agreement, (b) this Agreement has been unanimously approved by its Board of Directors, (c) all required corporate actions have been taken to enable the Shares to be validly issued to the Company upon exercise of the Option, and (d) this Agreement is the valid and binding obligation of Bancorp, enforceable in accordance with its terms. Bancorp represents and warrants that the execution of this Agreement is, and the issuance of Shares pursuant to the Option shall be, in compliance with all relevant federal and state securities laws.

     3.2 COMPANY REPRESENTATIONS. The Company represents and agrees that, upon exercise of the Option, the Shares will be acquired for its own account for investment only and not with a view to resale or distribution of any part thereof. There is currently no market for the sale of the Shares and it is not anticipated that such a market will develop and the Company may not be able to sell or dispose of the Shares. The Company understands that the Shares may not be registered or qualified for sale under the Securities Act of 1933, as amended (the "Act"), or any state securities or blue sky laws, in reliance upon certain exemptions from registration and qualification thereunder, and that the Company has no right to require Bancorp to register the Shares under the Act or any such state laws. The Company acknowledges that Bancorp's reliance on such exemptions is based upon its representations and agreements set forth herein. The Company acknowledges that the Shares may not be sold by it except pursuant to an effective registration statement under the Act or an exemption from registration thereunder, and that an opinion of counsel satisfactory to Bancorp may be required as a condition of any such sale. The Company consents to the placement of a legend on the certificate(s) evidencing the Shares referring to their issuance in an exempt transaction and setting forth such restrictions on resale. The Option may not be exercised if the issuance of the Shares upon such exercise would constitute a violation of any applicable federal or state securities or other law or regulation. As a condition to the Company's exercise of this Option, Bancorp may require the Company to make any representation and warranty to Bancorp as may be required by any applicable law or regulation.

                                   ARTICLE IV

     4.1 INDEMNIFICATION BY BANCORP. Bancorp shall indemnify the Company and its affiliates (including the Company after the Closing) (the "Indemnitees") from and against all losses, liabilities, claims, damages, costs, expenses and fees including all reasonable attorneys' fees and court costs (the "Damages") incurred by any Indemnitees resulting from or relating to (a) the breach of any representation or warranty of Bancorp contained in this Agreement if any Shares are purchased by the Company pursuant to this Agreement, or (b) any breach or failure by Bancorp to perform or comply with any agreement or covenant under this agreement.

     4.2 EFFECT OF INVESTIGATION. Any investigation or due diligence review undertaken by the Company or any other information acquired by the Company with respect to Bancorp or the Bank or otherwise, shall not modify, limit or in any way release or waive the representations or warranties made by Bancorp in
Article III.

     4.3 INDEMNIFICATION BY THE COMPANY. The Company shall indemnify Bancorp from and against all Damages incurred by Bancorp resulting from or relating to any breach or failure by the Company to perform or comply with any agreement or covenant under this Agreement.

                                    ARTICLE V

     5.1 EXPENSES. Each party shall pay its own expenses incurred in connection with this Agreement.

     5.2 SUCCESSORS. This Agreement shall be binding upon and inure to the benefit of and be enforceable by the parties hereto and their respective heirs, executors, representatives, successors and assigns.

     5.3 ENTIRE AGREEMENT. This Agreement contains the entire understanding of the parties and supersedes all prior agreements and understandings between the parties with respect to its subject matter. This Agreement may be amended only by a written instrument duly executed by the parties hereto.

     5.4 ASSIGNMENTS. This Agreement may not be assigned by Bancorp, but may be assigned by the Company to any wholly owned affiliate of the Company.

     5.5 COUNTERPARTS. This Agreement may be executed in two or more counterparts, each of which shall be an original, but all of which together shall constitute one and the same Agreement.

     5.6 NOTICES. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given if so given) by actual delivery, overnight courier, by cable, facsimile transmission, telegram or telex, or by mail (registered or certified mail, postage prepaid, return receipt requested) to the respective parties as follows:

               If to the Company:

               Peoples First Corporation
               100 South 4th Street
               P.O. Box 2200
               Paducah, Kentucky  42002-2200
               Attn:  Aubrey W. Lippert, President

               with a copy to:

               Brown, Todd & Heyburn
               3200 Capital Holding Center
               Louisville, Kentucky  40202-3363
               Attn:  R. James Straus

               If to Bancorp:

               Libsab Bancorp, Inc.
               1104 Paris Road
               Mayfield, Kentucky 42066-9620
               Attn:  C. Steve Story, President

               with a copy to:

               Stites & Harbison
               Suite 1800
               400 W. Market Street
               Louisville, Kentucky 40202
               Attn:  Ralston W. Steenrod

     5.7 GOVERNING LAW. Except to the extent federal law controls, this Agreement shall be governed by and construed and enforced in accordance with the laws of the Commonwealth of Kentucky, without regard to its conflicts of law principles.

     5.8 SEVERABILITY. The invalidity or unenforceability of any provision or provisions of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement, which shall remain in full force and effect.

     5.9 REMEDIES. Bancorp acknowledges that performance of Bancorp's obligations pursuant to this Agreement is of vital importance to the Company and that damages are an inadequate remedy for breach of Bancorp's obligations represented hereby, and accordingly, Bancorp agrees that an appropriate, but not exclusive, remedy for failure to fulfill such obligations is that of specific performance.

     5.10 FURTHER ASSURANCES. From time to time at or after the Closing, at the Company's request and without further consideration, Bancorp shall execute and deliver to the Company such documents and take such action as the Company may reasonably request in order to consummate more effectively the transactions contemplated hereby and to vest in the Company good, valid and marketable title to the Shares.

     IN WITNESS WHEREOF, the Company and Bancorp have caused this Agreement to be duly executed as of the day and year first above written.


                                        PEOPLES FIRST CORPORATION


                                        By /s/ Aubrey W. Lippert
                                           ---------------------------
                                           Aubrey W. Lippert, President



                                        LIBSAB BANCORP, INC.



                                        By /s/ C. Steve Story
                                           ------------------------
                                           C. Steve Story, President